EXHIBIT 99.1

Voting Notice for Shareholders Amid Canada Post Strike

TORONTO, Oct. 06, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces that due to the ongoing Canada Post strike, the mailing and delivery of Electra’s Meeting Materials for its upcoming Annual General and Special Meeting (the “Meeting”) has been disrupted.

Your vote is important. Please cast your vote as soon as possible and ahead of the upcoming meeting. If you have not yet received your voting materials, please take immediate action to obtain your control number and vote online. Instructions are provided below.

	Registered Shareholders	Beneficial Shareholders
Who?	Shares held in your name and represented by a physical certificate	Shares held with a broker, bank, or other intermediary
How to Obtain a Control Number	Call TSX Trust at 1-800-387-0825 or 416-682-3860 Email shareholderinquiries@tmx.com Submit online request https://www.tsxtrust.com/a/controlnumber	Contact your broker
How to Vote Online	proxyvote@tmx.com (requires 13-digit control number)	www.proxyvote.com (requires 16-digit control number)

Alternatively, shareholders may contact Sodali, Electra’s proxy solicitation agent, at 1-833-711-5528 or assistance@investor.sodali.com for support in obtaining control numbers and submitting votes.

The Meeting will be held on October 15, 2025, and votes must be submitted by 10:00 a.m. ET on Friday, October 10, 2025.

“We want to ensure that all shareholders are able to exercise their right to vote despite the disruptions caused by the postal strike,” said Heather Smiles, VP, Investor Relations & Corporate Development. “Partnering with Sodali provides an additional avenue to make the process straightforward, timely, and accessible.”

As previously disclosed, Electra is currently undertaking a restructuring of its balance sheet (the “Restructuring Transactions”) to strengthen the Company’s financial foundation and advance its strategic priorities. As part of this process, shareholder approval will be required for, among other things, the election of the Company’s board of directors (the “Board”), including the appointments of Gerard Hueber and Jody Thomas and other resolutions related to completing the Company’s restructuring.

Electra encourages all registered shareholders to vote promptly to ensure their shares are represented at this important meeting.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company is developing North America’s only cobalt sulfate refinery in Ontario as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. Electra’s strategy also includes battery recycling and the advancement of its cobalt-copper project in Idaho, Iron Creek, one of the only primary cobalt deposits in the United States. Growth initiatives include integrating black mass recycling at its Ontario refining complex and evaluating opportunities for additional nickel sulfate production in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Offering or the Restructuring on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.